

KUALA LUMPUR KEPONG BERHAD

(15043-V)
www.klk.com.my

BY COURIER

Our Ref : KLK/SE

25 May 2005





05008533

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States of America

SUPPL

Dear Sirs

ANNOUNCEMENT : FILE NO. 82-5022
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

We enclose a copy of the following announcements which were made to Bursa Malaysia Securities Berhad (formerly Kuala Lumpur Stock Exchange, Malaysia) for your records :

DATE	TITLE
	FINANCIAL RESULTS
18 May 2005	2nd Quarterly Report
	ENTITLEMENTS (NOTICE OF BOOK CLOSURE)
18 May 2005	Interim Dividend
	CHANGE IN AUDIT COMMITTEE
18 May 2005	Appointment of Yeoh Eng Khoon as Member

Kindly acknowledge receipt of the enclosures at the e-mail address stanley.lim@klk.com.my. Please quote the date of our letter in your acknowledgement.

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[J. C. Lim]
Company Secretary

cc JP Morgan Chase Bank
20 / F., Chater House, 8 Connaught Road, Central, Hong Kong
Attention : Ms Tintin Subagyo

sh/adr/2005/may2005



Form Version 2.0

Financial Results

Submitted by **KUALA LUMPUR KEPONG** on **18/05/2005 05:04:40 PM**
Reference No **KL-050518-EA3CD**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J C Lim**
* Designation : **Company Secretary**

Part A1 : QUARTERLY REPORT

* **Quarterly report for the financial period ended** : 31/03/2005
* **Quarter** : ○ 1 Qtr ● 2 Qtr ○ 3 Qtr ○ 4 Qtr ○ Other
* **Financial Year End** : 30/09/2005
* **The figures** : ○ have been audited ● have not been audited

Please attach the full Quarterly Report here:

qtrly rpt.doc

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 31/03/2005**

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
		31/03/2005	31/03/2004	31/03/2005	31/03/2004
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Revenue	891,089	934,176	1,966,378	1,926,810
2	Profit/(loss) before tax	97,281	157,217	301,928	327,473
3	Profit/(loss) after tax and minority interest	64,307	107,979	219,636	229,126

4	Net profit/(loss) for the period	64,307	107,979	219,636	229,126
5	Basic earnings/(loss) per share (sen)	9.06	15.21	30.94	32.27
6	Dividend per share (sen)	6.00	6.00	6.00	6.00

		AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7	Net tangible assets per share (RM)	5.7000	5.5500

Remarks :

An interim dividend of 6 sen (2004 : 6 sen) per share tax exempt has been declared by the Directors in respect of the financial year ending 30 September 2005.

Note: For full text of the above announcement, please access the KLSE Web site at www.klse.com.my

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		31/03/2005 [16]	31/03/2004 [16]	31/03/2005 [16]	31/03/2004 [16]
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Profit/(Loss) from operations	88,839	140,187	287,499	307,539
2	Gross interest income	4,042	4,735	8,593	9,326
3	Gross interest expense	1,281	1,181	3,220	3,134

Note: The above information is for the Exchange internal use only.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Income Statement
For the second quarter ended 31 March 2005
(The figures have not been audited.)

		Individual Quarter		Cumulative Quarter	
		3 months ended 31 March		6 months ended 31 March	
		2005	2004	2005	2004
		RM'000	RM'000	RM'000	RM'000
Revenue		891,089	934,176	1,966,378	1,926,810
Operating expenses		(803,556)	(802,686)	(1,686,193)	(1,633,672)
Other operating income		1,306	8,697	7,314	14,401
Operating profit		88,839	140,187	287,499	307,539
Finance cost		(1,281)	(1,181)	(3,220)	(3,134)
Share of results of associated companies		9,723	18,211	17,649	23,068
Profit before taxation		97,281	157,217	301,928	327,473
Tax expense		(35,150)	(44,676)	(80,990)	(86,638)
Profit after taxation		62,131	112,541	220,938	240,835
Minority interests		2,176	(4,562)	(1,302)	(11,709)
Net profit for the period		64,307	107,979	219,636	229,126
		Sen	Sen	Sen	Sen
Earnings per share	- Basic	9.06	15.21	30.94	32.27
	- Diluted	N/A	N/A	N/A	N/A

N/A - Not applicable

The Condensed Consolidated Income Statement should be read in conjunction with the Annual Financial Report for the year ended 30 September 2004.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Balance Sheet
As at 31 March 2005
(The figures have not been audited.)

	31 March 2005 RM'000	30 September 2004 RM'000
Property, plant and equipment	2,389,876	2,352,652
Land held for property development	194,620	194,389
Associated companies	511,969	493,443
Other investments	147,792	94,579
Deferred tax assets	4,756	5,176
Intangible assets	19,246	19,060
Goodwill on consolidation	60,369	60,369
	3,328,628	3,219,668
Current assets		
Inventories	528,964	511,975
Trade and other receivables	576,769	507,965
Property development costs	28,766	20,489
Cash and cash equivalents	473,013	636,264
	1,607,512	1,676,693
Current liabilities		
Trade and other payables	308,844	332,023
Taxation	21,991	50,340
Borrowings	95,950	130,085
Finance leases	171	178
	426,956	512,626
Net current assets	1,180,556	1,164,067
	4,509,184	4,383,735
Share capital	712,516	712,516
Reserves	3,424,794	3,322,593
	4,137,310	4,035,109
Less: Cost of treasury shares	(13,447)	(13,447)
Shareholders' equity	4,123,863	4,021,662
Minority interests	139,480	137,894
Long term and deferred liabilities		
Deferred tax liabilities	169,309	158,662
Provision for retirement benefits	41,644	40,456
Borrowings	34,731	24,849
Finance leases	157	212
	245,841	224,179
	4,509,184	4,383,735
Net tangible assets per share (RM)	5.70	5.55

The Condensed Consolidated Balance Sheet should be read in conjunction with the Annual Financial Report for the year ended 30 September 2004.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Statement of Changes in Equity
For the second quarter ended 31 March 2005
(The figures have not been audited.)

	Share capital	Capital reserve	Revaluation reserve	Capital redemption reserve	Exchange fluctuation reserve	General reserve	Revenue reserve	Treasury shares	Total
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
At 1 October 2004	712,516	1,195,172	49,745	14,867	96,357	14,337	1,952,115	(13,447)	4,021,662
Net (loss)/gain not recognised in the income statement	-	(13)	-	-	2,660	-	2,602	-	5,249
Net profit for the period	-	-	-	-	-	-	219,636	-	219,636
Dividends paid	-	-	-	-	-	-	(122,684)	-	(122,684)
Transfer from revenue reserve to capital reserve	-	561	-	-	-	-	(561)	-	-
At 31 March 2005	712,516	1,195,720	49,745	14,867	99,017	14,337	2,051,108	(13,447)	4,123,863
At 1 October 2003	712,516	1,158,255	49,745	11,735	97,626	14,337	1,745,064	(13,447)	3,775,831
Net (loss)/gain not recognised in the income statement	-	(29)	-	32	30,711	-	(11,481)	-	19,233
Net profit for the period	-	-	-	-	-	-	229,126	-	229,126
Dividends paid	-	-	-	-	-	-	(97,125)	-	(97,125)
Transfer from revenue reserve to capital reserve	-	6,172	-	-	-	-	(6,172)	-	-
At 31 March 2004	712,516	1,164,398	49,745	11,767	128,337	14,337	1,859,412	(13,447)	3,927,065

The Condensed Consolidated Statement of Changes in Equity should be read in conjunction with the Annual Financial Report for the year ended 30 September 2004.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Cash Flow Statement
For the second quarter ended 31 March 2005
(The figures have not been audited.)

	6 months ended 31 March	
	2005 RM'000	2004 RM'000
Cash Flows from Operating Activities		
Profit before taxation	301,928	327,473
Adjustment for non-cash flow :-		
Non-cash items	38,776	25,739
Non-operating items	(6,831)	(8,230)
Operating profit before working capital changes	333,873	344,982
Working capital changes :-		
Net change in current assets	(131,651)	(167,832)
Net change in current liabilities	(22,901)	20,399
Cash generated from operations	179,321	197,549
Interest paid	(3,498)	(3,134)
Tax paid	(55,949)	(54,605)
Retirement benefit paid	(290)	(2,129)
Net cash generated from operating activities	119,584	137,681
Cash Flow from Investing Activities		
Equity investments	(35,564)	22,184
Other investments	(93,461)	(91,907)
Net cash used in investing activities	(129,025)	(69,723)
Cash Flow from Financing Activities		
Bank borrowings	(21,513)	(26,888)
Transactions with owners as owners	(122,684)	(97,125)
Dividends paid to minority shareholders	(4,290)	(3,991)
Issue of shares to minority shareholder	4,616	-
Net cash used in financing activities	(143,871)	(128,004)
Net increase in cash and cash equivalents	(153,312)	(60,046)
Cash and cash equivalents at 1 October	611,261	581,962
	457,949	521,916
Foreign exchange difference on opening balance	(3,921)	(3,997)
Cash and cash equivalents at 31 March	454,028	517,919

The Condensed Consolidated Cash Flow Statement should be read in conjunction with the Annual Financial Report for the year ended 30 September 2004.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Notes to Interim Financial Report

A Explanatory Notes as required by FRS 134

A1. Accounting Policies
The interim financial report is unaudited and has been prepared in compliance with FRS 134 - Interim Financial Reporting.

The accounting policies and methods of computation adopted by the Group in this interim financial report are consistent with those adopted in the financial statements for the year ended 30 September 2004 except for the adoption of a new approved accounting standard, FRS 120 – Accounting for Government Grants and Disclosure of Government Assistance. The adoption of FRS 120 does not have any material impact on the results of the Group for the financial period.

A2. Audit Report
The audit report for the financial year ended 30 September 2004 was not subject to any qualifications.

A3. Seasonal and Cyclical Factors
The Group's plantation operations are affected by seasonal crop production, weather conditions and fluctuating commodity prices. The business of its retailing sector is subject to seasonal sales.

A4. Unusual Items
There were no items affecting the assets, liabilities, equity, net income, or cash flows that are unusual because of their nature, size, or incidence.

A5. Changes in Estimates
There were no significant changes in the amount of estimates reported in prior interim periods or prior financial years that have a material effect in the current interim period.

A6. Issuance or Repayment of Debts and Equity Securities
There were no issuance and repayment of debts and equity securities, share buy-backs, share cancellation, shares held as treasury shares or resale of treasury shares for the current financial year to-date.

A7. Dividends Paid

	6 months ended 31 March	
	2005	2004
	RM'000	RM'000
Final paid		
2004 – 9 sen per share less tax (2003 – 9 sen per share less tax)	46,007	46,007
Special		
2004 – 15 sen per share less tax (2003 – 10 sen per share less tax)	76,677	51,118
	122,684	97,125

A8. Segment Information
Segment information is presented in respect of the Group's business segments.
Inter-segment pricing is determined based on current market prices.

	6 months ended 31 March			
	Revenue		Profit before tax	
	2005	2004	2005	2004
	RM'000	RM'000	RM'000	RM'000
Plantation	850,259	820,822	218,062	208,308
Manufacturing	719,706	679,825	35,887	46,872
Retailing	433,898	422,231	23,136	32,019
Property development	8,658	22,178	2,527	5,823
Investment holding	44,125	55,963	10,051	11,364
Others	14,347	14,302	1,207	3,634
	2,070,993	2,015,321	290,870	308,020
Inter-segment elimination	(104,615)	(88,511)	-	-
	1,966,378	1,926,810	290,870	308,020
Corporate			(3,371)	(481)
			287,499	307,539
Finance cost			(3,220)	(3,134)
Share of results of associated companies			17,649	23,068
			301,928	327,473

A9. Valuations of Property, Plant and Equipment
The valuations of land and plantation development have been brought forward without amendment from the previous financial statement.

A10. Events Subsequent to Balance Sheet Date
In the interval between the end of the reporting period and the date of this report, no material events have arisen which have not been reflected in the interim financial statements.

A11. Changes in the Composition of the Group
Beauty Basics Limited ("Beauty Basics"), KLK Cosmetics Limited ("KLK Cosmetics") and Zenithpeak Limited ("Zenithpeak"), all three inactive wholly-owned subsidiary companies of Standard Soap Company Limited ("Standard Soap") were placed under members' voluntary liquidation in accordance with United Kingdom Companies Act, 1985 and the Insolvency Act, 1986. Beauty Basics, KLK Cosmetics and Zenithpeak were dissolved on 8 April 2005 and ceased to be subsidiary companies of Standard Soap. Standard Soap is a wholly-owned subsidary of the Company.

A12. Changes in Contingent Liabilities and Contingent Assets
There were no contingent liabilities or contingent assets since the last annual balance sheet date.

B Explanatory Notes as required by the BMSB Revised Listing Requirements

B1. Review of Performance
The Group's 2nd quarter's profit before taxation dropped 38.1% to RM97.3 million when compared to RM157.2 million achieved in the preceding year's same quarter. Although the plantation sector registered higher FFB crop production, the lower palm oil prices had brought down the plantation profit. Losses from operations in China reduced the profit contribution from the manufacturing sector while lower sales affected the results of the retailing sector. Our share of profit from our major associate, Yule Catto & Co plc, reduced in line with that company's performance.

For the 6 months under review, the Group reported a pre-tax profit of RM301.9 million, a 7.8% decline when compared to the same period last year. The Group's results was affected by lower profits from the manufacturing and retailing sectors and reduced contribution from our associate, Yule Catto & Co plc. However, plantation profits improved with higher FFB crop and lower replanting expenditure.

B2. Variation of Results to Preceding Quarter

For the 2nd quarter under review, the pre-tax profit of the Group decreased 52.5% to RM97.3 million when compared to the previous quarter. The retailing sector's seasonal loss and the lower results of the plantation and manufacturing sectors attributed to the decline in profit.

B3 Current Year Prospects

The Directors are of the opinion that the Group's results for the current financial year could be lower than the preceding year's earnings due to partly weaker palm oil prices.

B4. Profit Forecast and Profit Guarantee

The Group did not issue any profit forecast or profit guarantee during the current financial year to-date.

B5. Tax Expense

	Individual Quarter 3 months ended 31 March		Cumulative Quarter 6 months ended 31 March	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Current tax expense				
Malaysian taxation	20,536	20,878	48,416	40,503
Overseas taxation	5,983	7,217	13,955	17,354
	26,519	28,095	62,371	57,857
Deferred tax relating to origination of temporary differences	3,726	6,394	11,493	16,128
	30,245	34,489	73,864	73,985
(Over)/Under provision in respect of previous year				
Malaysian taxation	(128)	(2)	(264)	1,432
Overseas taxation	1	-	179	-
	(127)	(2)	(85)	1,432
	30,118	34,487	73,779	75,417
Share of associated companies' taxation	5,032	10,189	7,211	11,221
	35,150	44,676	80,990	86,638

The effective tax rate for the current quarter is higher than the statutory tax rate due principally to losses incurred by certain subsidiaries. However, the effective tax rate for the current year to-date is lower than the statutory tax rate due to availability of tax incentives and utilisation of previously unrecognised tax losses.

B6. Sale of Unquoted Investments and Properties

(a) There was no sale of unquoted investments during the financial quarter ended 31 March 2005 (31 March 2004 : Nil).

(b) Sale of properties

	Individual Quarter 3 months ended 31 March		Cumulative Quarter 6 months ended 31 March	
	2005	2004	2005	2004
	RM'000	RM'000	RM'000	RM'000
Surplus arising from government acquisitions of land	341	23	1,600	23

B7. Quoted Securities

(a) Purchases and sales of quoted securities other than securities in existing subsidiaries for the current quarter and financial year to-date :-

	Individual Quarter 3 months ended 31 March		Cumulative Quarter 6 months ended 31 March	
	2005	2004	2005	2004
	RM'000	RM'000	RM'000	RM'000
Purchases of quoted securities	7,439	5,125	66,698	15,117
Sales proceeds of quoted securities	5,365	11,992	12,927	22,154
Surplus/(Loss) on sales of quoted securities	1,483	3,995	(1,039)	6,149

(b) Investments in quoted securities other than securities in existing subsidiaries as at end of the reporting period were as follows :-

	31 March 2005	30 September 2004
	RM'000	RM'000
At cost		
Associated companies	156,322	156,322
Other investments	142,573	90,926
	298,895	247,248
At carrying value less allowance		
Associated companies	397,677	383,762
Other investments	142,573	89,555
	540,250	473,317
At market value		
Associated companies	622,041	559,873
Other investments	174,509	115,748
	796,550	675,621

B8. Status of Corporate Proposals Announced

There were no corporate proposals announced but not completed at the date of this report.

B9. Group Borrowings

As at the end of the reporting period, the Group's borrowings were as follows :-

		31 March 2005		30 September 2004	
		RM'000	Amount in Foreign Currency '000	RM'000	Amount in Foreign Currency '000
(a)	Repayable within 12 months :-				
	(i) Term Loans				
	- Secured	43,218	GBP6,052	56,379	GBP8,244
		1,764	CAD565	1,689	CAD565
		5,993	HKD12,300	5,204	HKD10,688
		-		4,767	AUD1,750
		50,975		68,039	
	- Unsecured	18,269	Rmb39,802	23,043	Rmb50,203
		69,244		91,082	
	(ii) Bank Overdraft				
	- Secured	10,191	USD2,681	12,317	USD3,243
		-		4,999	GBP731
		-		4,794	CAD1,602
		10,191		22,110	
	- Unsecured	8,730	GBP1,223	2,893	GBP423
		64		-	
		18,985		25,003	
	(iii) Short Term Borrowing				
	- Unsecured	7,721		14,000	
	Total repayable within 12 months	95,950		130,085	
(b)	Repayable after 12 months :-				
	Term Loans				
	- Secured	1,699	CAD544	1,580	CAD526
		7,142	GBP1,000	10,689	GBP1,564
		-		1,183	HKD2,433
		8,841		13,452	
	- Unsecured	25,890	USD6,815	11,397	USD3,000
	Total repayable after 12 months	34,731		24,849	

B10. Financial Instruments with Off Balance Sheet Risk

The forward exchange contracts entered into by the Group as at 12 May 2005 (being a date not earlier than 7 days from the date of this report) were as follows :-

		Currency	Contract Amount	Equivalent Amount	Mature within One Year	Mature in the Second Year
			Million	RM million	RM million	RM million
(a)	Sale contracts	GBP	8.6	61.7	61.7	-
		AUD	1.1	3.3	3.3	-
		NZD	1.5	4.1	4.1	-
		EURO	3.4	17.1	17.1	-
		USD	271.8	1,029.1	981.0	48.1
(b)	Purchase contracts	EURO	0.7	3.3	3.3	-
		USD	3.1	11.9	11.9	-
		GBP	4.5	31.6	28.9	2.7

The contracts were entered into by the Group as hedges for committed sales and purchases denominated in foreign currencies. The hedging of the foreign currencies is to minimise the exposure of the Group to fluctuations in foreign exchange on receipts and payments.

The transactions in foreign currencies which are hedged by forward foreign exchange contracts are recorded in the book at the contracted rates. Any gains or losses arising from forward contracts are recognised in the Income Statement upon maturity.

There is minimal credit risk for the forward foreign exchange contracts because these contracts are entered into with licensed financial institutions.

B11. Material Litigation

The following two matters reported in the first quarter are still pending trial dates to be fixed by the Court :-

(a) the ex-parte interim injunction by Glamour Green Sdn Bhd against the Company and its wholly-owned subsidiary, Ablington Holdings Sdn Bhd ("AHSB") restraining Ambank Berhad, the Company and AHSB from dealing with the 35,000,000 Ladang Perbadanan-Fima Berhad ("LPF") shares which AHSB acquired on 14 December 2004, and AHSB from continuing with the mandatory general offer; and

(b) the Company's and AHSB's interim order from the High Court of Malaya for the preservation of assets in LPF.

B12. Dividend

(a) (i) A interim ordinary dividend has been declared;
(ii) The amount per share : 6 sen per share tax exempt
(iii) The previous corresponding period :-
Interim Dividend : 6 sen per share tax exempt
(iv) The date payable : 9 August 2005 to shareholders registered on the Company's Register of Members as at 15 July 2005;
(v) A Depositor with the Bursa Malaysia Depository shall qualify for entitlement to the dividend only in respect of :-
(a) Shares deposited into the Depositor's securities account before 12.30 p.m. on 13 July 2005 in respect of shares which are exempted from mandatory deposit;
(b) Shares transferred into the Depositor's securities account before 4.00 p.m. on 15 July 2005 in respect of transfers; and

(c) Shares bought on the Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of the Bursa Malaysia Securities Berhad.

(b) The total dividend for the current financial year is 6 sen (2004 : 6 sen) per share tax exempt.

B13. Earnings Per Share

Basic earnings per share

The earnings per share is calculated by dividing the net profit for the period by the weighted average number of shares of the Company in issue during the period.

		Individual Quarter 3 months ended 31 March		Cumulative Quarter 6 months ended 31 March	
		2005	2004	2005	2004
(a)	Net profit for the period (RM'000)	64,307	107,979	219,636	229,126
(b)	Weighted average number of shares	709,977,128	709,977,128	709,977,128	709,977,128
(c)	Earnings per share (sen)	9.06	15.21	30.94	32.27

B14. Delisting of Shares from the London Stock Exchange

Pursuant to the announcement made to the Bursa Malaysia Securities Berhad on 23 February 2005, the Company has completed the delisting of its shares from the London Stock Exchange effective on 1 May 2005.

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

18 May 2005



Form Version 2.0

Entitlements (Notice of Book Closure)

Submitted by **KUALA LUMPUR KEPONG** on **18/05/2005 05:03:58 PM**
Reference No **KL-050518-5A912**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

---

* Entitlement date	:**15/07/2005**
* Entitlement time	:**04:00:00 PM**
* Entitlement subject	:**Interim Dividend**
* Entitlement description **An interim dividend of 6% tax exempt**	
Period of interest payment	: to
Financial Year End	:**30/09/2005**
Share transfer book & register of members will be closed from	: to

(both dates inclusive) for the purpose of determining the entitlements

* Registrar's name ,address, telephone no
Kuala Lumpur Kepong Berhad
Wisma Taiko
1 Jalan S.P. Seenivasagam
30000 Ipoh
Perak Darul Ridzuan
Tel: 605-2417844

Payment date	:**09/08/2005**
A depositor shall qualify for the entitlement only in respect of:	
* a) Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers	:**15/07/2005**
b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit	:**13/07/2005**

c) Securities bought on the Exchange on a cum entitlement basis according to the rules of the Exchange.

Number of new shares/securities issued (units) (If applicable)	:
* Entitlement indicator	: ○ **Ratio** ○ **RM** ● **Percentage**
* Entitlement in percentage (%)	:**6**
Remarks	

Form Version 2.0

Change in Audit Committee

Submitted by **KUALA LUMPUR KEPONG** on **18/05/2005 05:04:36 PM**
Reference No **KL-050518-D4B17**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

---

*	Date of change	: **18/05/2005**
*	Type of change	: **Appointment**
*	Designation	: **Member of Audit Committee**
*	Directorate	: ○ **Executive** ● **Independent & Non Executive** ○ **Non Independent & Non Executive**
*	Name	: **Yeoh Eng Khoon**
*	Age	: **57**
*	Nationality	: **Malaysian**
*	Qualifications	: **Bachelor of Arts (Honours) in Economics (Business Administration) from the University of Malaya in 1968 and was called to the Bar of England and Wales at Lincoln's Inn in 1979.**
*	Working experience and occupation	: **Previous work experience in banking, manufacturing and the retail business. He is currently the Legal Consultant to the KLK Group.**
*	Directorship of public companies (if any)	: **Batu Kawan Berhad and See Sen Chemical Berhad**
*	Family relationship with any director and/or major shareholder of the listed issuer	: **None**
*	Details of any interest in the securities of the listed issuer or its subsidiaries	: **Mr. Yeoh's direct and indirect shareholdings in KLK are 240,000 shares and 2,139,000 shares respectively. He does not have any interest in the shares of KLK's subsidiaries.**
*	Composition of Audit Committee (Name and Directorate of members after change)	: **YM Tengku Robert Hamzah (Chairman, Independent Non-Executive Director)** **Datuk Abdul Rahman bin Mohd. Ramli (Non-Independent Non-Executive Director)** **Yeoh Eng Khoon (Independent Non-Executive Director)**
*	Compliance of the Audit Committee with Paragraph 15.10 (1) (c) of the Listing Requirements (after change)	● **Yes** ○ **No**
	Remarks	:



KUALA LUMPUR KEPONG BERHAD

(15043-V)
www.klk.com.my

BY COURIER

Our Ref : KLK/Int. Report

24 May 2005

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N. W.
Washington, DC 20549
United States of America

Dear Sirs,

ANNOUNCEMENT : FILE NO. 82-5022
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

We enclose herewith 10 copies of the Kuala Lumpur Kepong Berhad's Unaudited Report for the half year ended 31 March 2005 for your attention.

Kindly acknowledge receipt of the enclosures at the e-mail address stanley.lim@klk.com.my. Please quote the date of our letter in your acknowledgement.

Yours faithfully,
KUALA LUMPUR KEPONG BERHAD

(J. C. Lim)
Company Secretary

c c. JP Morgan Chase Bank
20/F., Chater House,
8 Connaught Road
Central
Hong Kong

Attention : Ms Tintin Subagyo

(10 copies of the Kuala Lumpur Kepong Berhad's Unaudited Report for the half year ended 31 March 2005 are enclosed for your attention.)

LJC/fsc

C:\My Documents\General\KLK-Reports\Distribute\letters\interim\SEC&JPMorgan.doc



KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

Unaudited Report to Shareholders for the half year ended 31 March 2005

5. **PLANTATION STATISTICS**

				Six Months Ended	
				31/3/2005	31/3/2004
(a) PRODUCTION					
Oil palm	- Own production		(tonnes FFB)	1,077,546	996,488
	- Yield per hectare		(tonnes FFB)	10.99	10.74
Rubber	- Own production		('000 kg)	12,441	13,466
	- Yield per hectare		(kg)	788	839
(b) AREA STATEMENT AS AT 31 MARCH					
Total planted			(hectares)	141,451	140,035
Oil palm in harvesting			(hectares)	97,963	93,233
Rubber in tapping			(hectares)	15,568	15,871
(c) AVERAGE SELLING PRICES					
Refined palm products		- Ex-refinery	(per tonne)	RM1,459	RM1,657
Palm oil		- Ex-mill	(per tonne)	RM1,409	RM1,632
Palm kernel oil		- Ex-mill	(per tonne)	RM2,180	RM1,814
Palm kernel cake		- Ex-mill	(per tonne)	RM128	RM186
Palm kernel		- Ex-mill	(per tonne)	RM999	RM876
FFB		- Ex-estate	(per tonne)	RM272	RM338
Rubber		- Net of cess	(per kg)	517 sen	503 sen

6. **DIVIDEND**

An interim dividend of 6 sen (2004 : 6 sen) per share tax exempt has been declared by the Directors in respect of the financial year ending 30 September 2005 and will be paid on 9 August 2005 to shareholders registered on the Company's Register of Members as at 15 July 2005.

A Depositor with the Bursa Malaysia Depository shall qualify for entitlement to the dividend only in respect of :-

(a) Shares deposited into the Depositor's securities account before 12.30 p.m. on 13 July 2005 in respect of shares which are exempted from mandatory deposit;

(b) Shares transferred into the Depositor's securities account before 4.00 p.m. on 15 July 2005 in respect of transfers; and

(c) Shares bought on the Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of the Bursa Malaysia Securities Berhad.

7. **QUARTERLY REPORT**

The Group's Quarterly Report can be viewed at the Company's website, *www.klk.com.my* and the Bursa Malaysia Securities Berhad's website, *http://announcements.bursamalaysia.com/.*

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

Ipoh, Perak Darul Ridzuan,
Malaysia.

21 May 2005



KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

Unaudited Report to Shareholders for the half year ended 31 March 2005

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

UNAUDITED REPORT TO SHAREHOLDERS FOR THE HALF YEAR ENDED 31 MARCH 2005

The unaudited report of the Group for the half year ended 31 March 2005 are detailed below.

1. SUMMARY OF GROUP RESULTS

	Six Months Ended		
	31/3/2005	31/3/2004	+/(-)
	RM'000	RM'000	%
REVENUE	1,966,378	1,926,810	2.1
Operating profit	287,499	307,539	(6.5)
Finance cost	(3,220)	(3,134)	2.7
Share of results of associated companies	17,649	23,068	(23.5)
PROFIT BEFORE TAXATION	**301,928**	**327,473**	**(7.8)**
Tax expense	(80,990)	(86,638)	(6.5)
PROFIT AFTER TAXATION	220,938	240,835	(8.3)
Minority interests	(1,302)	(11,709)	(88.9)
NET PROFIT FOR THE PERIOD	**219,636**	**229,126**	**(4.1)**
Earnings per share (sen)	30.94	32.27	

2. REVIEW OF PERFORMANCE

For the 6 months under review, the Group reported a pre-tax profit of RM301.9 million, a 7.8% decline when compared to the same period last year. The Group's results was affected by lower profits from the manufacturing and retailing sectors and reduced contribution from our associate, Yule Catto & Co plc. However, plantation profits improved with higher FFB crop and lower replanting expenditure.

3. CURRENT YEAR'S PROSPECTS

The Directors are of the opinion that the Group's results for the current financial year could be lower than the preceding year's earnings due to partly weaker palm oil prices.

4. CONSOLIDATED BALANCE SHEET

	AS AT END OF CURRENT PERIOD 31/3/2005	AS AT PRECEDING FINANCIAL YEAR END 30/9/2004
	RM'000	RM'000
Property, plant and equipment	2,389,876	2,352,652
Land held for property development	194,620	194,389
Associated companies	511,969	493,443
Other investments	147,792	94,579
Deferred tax assets	4,756	5,176
Intangible assets	19,246	19,060
Goodwill on consolidation	60,369	60,369
	3,328,628	3,219,668
Current assets		
Inventories	528,964	511,975
Trade and other receivables	576,769	507,965
Property development costs	28,766	20,489
Cash and cash equivalents	473,013	636,264
	1,607,512	1,676,693
Current liabilities		
Trade and other payables	308,844	332,023
Taxation	21,991	50,340
Borrowings	95,950	130,085
Finance leases	171	178
	426,956	512,626
Net current assets	1,180,556	1,164,067
	4,509,184	4,383,735
Share capital	712,516	712,516
Reserves	3,424,794	3,322,593
	4,137,310	4,035,109
Less : Cost of treasury shares	(13,447)	(13,447)
Shareholders' equity	4,123,863	4,021,662
Minority interests	139,480	137,894
Long term and deferred liabilities		
Deferred tax liabilities	169,309	158,662
Provision for retirement benefits	41,644	40,456
Borrowings	34,731	24,849
Finance leases	157	212
	245,841	224,179
	4,509,184	4,383,735
Net tangible assets per share (RM)	5.70	5.55

5. **PLANTATION STATISTICS**

			Six Months Ended	
			31/3/2005	31/3/2004
(a) PRODUCTION				
Oil palm	- Own production	(tonnes FFB)	1,077,546	996,488
	- Yield per hectare	(tonnes FFB)	10.99	10.74
Rubber	- Own production	('000 kg)	12,441	13,466
	- Yield per hectare	(kg)	788	839
(b) AREA STATEMENT AS AT 31 MARCH				
Total planted		(hectares)	141,451	140,035
Oil palm in harvesting		(hectares)	97,963	93,233
Rubber in tapping		(hectares)	15,568	15,871
(c) AVERAGE SELLING PRICES				
Refined palm products	- Ex-refinery	(per tonne)	RM1,459	RM1,657
Palm oil	- Ex-mill	(per tonne)	RM1,409	RM1,632
Palm kernel oil	- Ex-mill	(per tonne)	RM2,180	RM1,814
Palm kernel cake	- Ex-mill	(per tonne)	RM128	RM186
Palm kernel	- Ex-mill	(per tonne)	RM999	RM876
FFB	- Ex-estate	(per tonne)	RM272	RM338
Rubber	- Net of cess	(per kg)	517 sen	503 sen

6. **DIVIDEND**

An interim dividend of 6 sen (2004 : 6 sen) per share tax exempt has been declared by the Directors in respect of the financial year ending 30 September 2005 and will be paid on 9 August 2005 to shareholders registered on the Company's Register of Members as at 15 July 2005.

A Depositor with the Bursa Malaysia Depository shall qualify for entitlement to the dividend only in respect of :-

(a) Shares deposited into the Depositor's securities account before 12.30 p.m. on 13 July 2005 in respect of shares which are exempted from mandatory deposit;

(b) Shares transferred into the Depositor's securities account before 4.00 p.m. on 15 July 2005 in respect of transfers; and

(c) Shares bought on the Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of the Bursa Malaysia Securities Berhad.

7. **QUARTERLY REPORT**

The Group's Quarterly Report can be viewed at the Company's website, *www.klk.com.my* and the Bursa Malaysia Securities Berhad's website, *http://announcements.bursamalaysia.com/*.

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

Ipoh, Perak Darul Ridzuan,
Malaysia.

21 May 2005



KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

Unaudited Report to Shareholders for the half year ended 31 March 2005

KUALA LUMPUR KEPONG BERHAD

(15043-V)

(Incorporated in Malaysia)

UNAUDITED REPORT TO SHAREHOLDERS FOR THE HALF YEAR ENDED 31 MARCH 2005

The unaudited report of the Group for the half year ended 31 March 2005 are detailed below.

1. SUMMARY OF GROUP RESULTS

	Six Months Ended		
	31/3/2005	31/3/2004	+/(-)
	RM'000	RM'000	%
REVENUE	1,966,378	1,926,810	2.1
Operating profit	287,499	307,539	(6.5)
Finance cost	(3,220)	(3,134)	2.7
Share of results of associated companies	17,649	23,068	(23.5)
PROFIT BEFORE TAXATION	**301,928**	**327,473**	**(7.8)**
Tax expense	(80,990)	(86,638)	(6.5)
PROFIT AFTER TAXATION	220,938	240,835	(8.3)
Minority interests	(1,302)	(11,709)	(88.9)
NET PROFIT FOR THE PERIOD	**219,636**	**229,126**	**(4.1)**
Earnings per share (sen)	30.94	32.27	

2. REVIEW OF PERFORMANCE

For the 6 months under review, the Group reported a pre-tax profit of RM301.9 million, a 7.8% decline when compared to the same period last year. The Group's results was affected by lower profits from the manufacturing and retailing sectors and reduced contribution from our associate, Yule Catto & Co plc. However, plantation profits improved with higher FFB crop and lower replanting expenditure.

3. CURRENT YEAR'S PROSPECTS

The Directors are of the opinion that the Group's results for the current financial year could be lower than the preceding year's earnings due to partly weaker palm oil prices.

4. CONSOLIDATED BALANCE SHEET

	AS AT END OF CURRENT PERIOD 31/3/2005	AS AT PRECEDING FINANCIAL YEAR END 30/9/2004
	RM'000	RM'000
Property, plant and equipment	2,389,876	2,352,652
Land held for property development	194,620	194,389
Associated companies	511,969	493,443
Other investments	147,792	94,579
Deferred tax assets	4,756	5,176
Intangible assets	19,246	19,060
Goodwill on consolidation	60,369	60,369
	3,328,628	3,219,668
Current assets		
Inventories	528,964	511,975
Trade and other receivables	576,769	507,965
Property development costs	28,766	20,489
Cash and cash equivalents	473,013	636,264
	1,607,512	1,676,693
Current liabilities		
Trade and other payables	308,844	332,023
Taxation	21,991	50,340
Borrowings	95,950	130,085
Finance leases	171	178
	426,956	512,626
Net current assets	1,180,556	1,164,067
	4,509,184	4,383,735
Share capital	712,516	712,516
Reserves	3,424,794	3,322,593
	4,137,310	4,035,109
Less : Cost of treasury shares	(13,447)	(13,447)
Shareholders' equity	4,123,863	4,021,662
Minority interests	139,480	137,894
Long term and deferred liabilities		
Deferred tax liabilities	169,309	158,662
Provision for retirement benefits	41,644	40,456
Borrowings	34,731	24,849
Finance leases	157	212
	245,841	224,179
	4,509,184	4,383,735
Net tangible assets per share (RM)	5.70	5.55

5. PLANTATION STATISTICS

			Six Months Ended	
			31/3/2005	31/3/2004
(a) PRODUCTION				
Oil palm	- Own production	(tonnes FFB)	1,077,546	996,488
	- Yield per hectare	(tonnes FFB)	10.99	10.74
Rubber	- Own production	('000 kg)	12,441	13,466
	- Yield per hectare	(kg)	788	839
(b) AREA STATEMENT AS AT 31 MARCH				
Total planted		(hectares)	141,451	140,035
Oil palm in harvesting		(hectares)	97,963	93,233
Rubber in tapping		(hectares)	15,568	15,871
(c) AVERAGE SELLING PRICES				
Refined palm products	- Ex-refinery	(per tonne)	RM1,459	RM1,657
Palm oil	- Ex-mill	(per tonne)	RM1,409	RM1,632
Palm kernel oil	- Ex-mill	(per tonne)	RM2,180	RM1,814
Palm kernel cake	- Ex-mill	(per tonne)	RM128	RM186
Palm kernel	- Ex-mill	(per tonne)	RM999	RM876
FFB	- Ex-estate	(per tonne)	RM272	RM338
Rubber	- Net of cess	(per kg)	517 sen	503 sen

6. DIVIDEND

An interim dividend of 6 sen (2004 : 6 sen) per share tax exempt has been declared by the Directors in respect of the financial year ending 30 September 2005 and will be paid on 9 August 2005 to shareholders registered on the Company's Register of Members as at 15 July 2005.

A Depositor with the Bursa Malaysia Depository shall qualify for entitlement to the dividend only in respect of :-

(a) Shares deposited into the Depositor's securities account before 12.30 p.m. on 13 July 2005 in respect of shares which are exempted from mandatory deposit;

(b) Shares transferred into the Depositor's securities account before 4.00 p.m. on 15 July 2005 in respect of transfers; and

(c) Shares bought on the Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of the Bursa Malaysia Securities Berhad.

7. QUARTERLY REPORT

The Group's Quarterly Report can be viewed at the Company's website, *www.klk.com.my* and the Bursa Malaysia Securities Berhad's website, *http://announcements.bursamalaysia.com/*.

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

Ipoh, Perak Darul Ridzuan,
Malaysia.

21 May 2005



KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

Unaudited Report to Shareholders for the half year ended 31 March 2005

KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

UNAUDITED REPORT TO SHAREHOLDERS FOR THE HALF YEAR ENDED 31 MARCH 2005

The unaudited report of the Group for the half year ended 31 March 2005 are detailed below.

1. SUMMARY OF GROUP RESULTS

	Six Months Ended		
	31/3/2005	31/3/2004	+/(-)
	RM'000	RM'000	%
REVENUE	1,966,378	1,926,810	2.1
Operating profit	287,499	307,539	(6.5)
Finance cost	(3,220)	(3,134)	2.7
Share of results of associated companies	17,649	23,068	(23.5)
PROFIT BEFORE TAXATION	**301,928**	**327,473**	**(7.8)**
Tax expense	(80,990)	(86,638)	(6.5)
PROFIT AFTER TAXATION	220,938	240,835	(8.3)
Minority interests	(1,302)	(11,709)	(88.9)
NET PROFIT FOR THE PERIOD	**219,636**	**229,126**	**(4.1)**
Earnings per share (sen)	30.94	32.27	

2. REVIEW OF PERFORMANCE

For the 6 months under review, the Group reported a pre-tax profit of RM301.9 million, a 7.8% decline when compared to the same period last year. The Group's results was affected by lower profits from the manufacturing and retailing sectors and reduced contribution from our associate, Yule Catto & Co plc. However, plantation profits improved with higher FFB crop and lower replanting expenditure.

3. CURRENT YEAR'S PROSPECTS

The Directors are of the opinion that the Group's results for the current financial year could be lower than the preceding year's earnings due to partly weaker palm oil prices.

4. CONSOLIDATED BALANCE SHEET

	AS AT END OF CURRENT PERIOD 31/3/2005	AS AT PRECEDING FINANCIAL YEAR END 30/9/2004
	RM'000	RM'000
Property, plant and equipment	2,389,876	2,352,652
Land held for property development	194,620	194,389
Associated companies	511,969	493,443
Other investments	147,792	94,579
Deferred tax assets	4,756	5,176
Intangible assets	19,246	19,060
Goodwill on consolidation	60,369	60,369
	3,328,628	3,219,668
Current assets		
Inventories	528,964	511,975
Trade and other receivables	576,769	507,965
Property development costs	28,766	20,489
Cash and cash equivalents	473,013	636,264
	1,607,512	1,676,693
Current liabilities		
Trade and other payables	308,844	332,023
Taxation	21,991	50,340
Borrowings	95,950	130,085
Finance leases	171	178
	426,956	512,626
Net current assets	1,180,556	1,164,067
	4,509,184	4,383,735
Share capital	712,516	712,516
Reserves	3,424,794	3,322,593
	4,137,310	4,035,109
Less : Cost of treasury shares	(13,447)	(13,447)
Shareholders' equity	4,123,863	4,021,662
Minority interests	139,480	137,894
Long term and deferred liabilities		
Deferred tax liabilities	169,309	158,662
Provision for retirement benefits	41,644	40,456
Borrowings	34,731	24,849
Finance leases	157	212
	245,841	224,179
	4,509,184	4,383,735
Net tangible assets per share (RM)	5.70	5.55

5. **PLANTATION STATISTICS**

			Six Months Ended	
			31/3/2005	31/3/2004
(a) PRODUCTION				
Oil palm	- Own production	(tonnes FFB)	1,077,546	996,488
	- Yield per hectare	(tonnes FFB)	10.99	10.74
Rubber	- Own production	('000 kg)	12,441	13,466
	- Yield per hectare	(kg)	788	839
(b) AREA STATEMENT AS AT 31 MARCH				
Total planted		(hectares)	141,451	140,035
Oil palm in harvesting		(hectares)	97,963	93,233
Rubber in tapping		(hectares)	15,568	15,871
(c) AVERAGE SELLING PRICES				
Refined palm products	- Ex-refinery	(per tonne)	RM1,459	RM1,657
Palm oil	- Ex-mill	(per tonne)	RM1,409	RM1,632
Palm kernel oil	- Ex-mill	(per tonne)	RM2,180	RM1,814
Palm kernel cake	- Ex-mill	(per tonne)	RM128	RM186
Palm kernel	- Ex-mill	(per tonne)	RM999	RM876
FFB	- Ex-estate	(per tonne)	RM272	RM338
Rubber	- Net of cess	(per kg)	517 sen	503 sen

6. **DIVIDEND**

An interim dividend of 6 sen (2004 : 6 sen) per share tax exempt has been declared by the Directors in respect of the financial year ending 30 September 2005 and will be paid on 9 August 2005 to shareholders registered on the Company's Register of Members as at 15 July 2005.

A Depositor with the Bursa Malaysia Depository shall qualify for entitlement to the dividend only in respect of :-

(a) Shares deposited into the Depositor's securities account before 12.30 p.m. on 13 July 2005 in respect of shares which are exempted from mandatory deposit;

(b) Shares transferred into the Depositor's securities account before 4.00 p.m. on 15 July 2005 in respect of transfers; and

(c) Shares bought on the Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of the Bursa Malaysia Securities Berhad.

7. **QUARTERLY REPORT**

The Group's Quarterly Report can be viewed at the Company's website, *www.klk.com.my* and the Bursa Malaysia Securities Berhad's website, *http://announcements.bursamalaysia.com/*.

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

Ipoh, Perak Darul Ridzuan,
Malaysia.

21 May 2005



KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

Unaudited Report to Shareholders for the half year ended 31 March 2005

KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

UNAUDITED REPORT TO SHAREHOLDERS FOR THE HALF YEAR ENDED 31 MARCH 2005

The unaudited report of the Group for the half year ended 31 March 2005 are detailed below.

1. SUMMARY OF GROUP RESULTS

	Six Months Ended		
	31/3/2005	31/3/2004	+/(-)
	RM'000	RM'000	%
REVENUE	1,966,378	1,926,810	2.1
Operating profit	287,499	307,539	(6.5)
Finance cost	(3,220)	(3,134)	2.7
Share of results of associated companies	17,649	23,068	(23.5)
PROFIT BEFORE TAXATION	**301,928**	**327,473**	**(7.8)**
Tax expense	(80,990)	(86,638)	(6.5)
PROFIT AFTER TAXATION	220,938	240,835	(8.3)
Minority interests	(1,302)	(11,709)	(88.9)
NET PROFIT FOR THE PERIOD	**219,636**	**229,126**	**(4.1)**
Earnings per share (sen)	30.94	32.27	

2. REVIEW OF PERFORMANCE

For the 6 months under review, the Group reported a pre-tax profit of RM301.9 million, a 7.8% decline when compared to the same period last year. The Group's results was affected by lower profits from the manufacturing and retailing sectors and reduced contribution from our associate, Yule Catto & Co plc. However, plantation profits improved with higher FFB crop and lower replanting expenditure.

3. CURRENT YEAR'S PROSPECTS

The Directors are of the opinion that the Group's results for the current financial year could be lower than the preceding year's earnings due to partly weaker palm oil prices.

4. CONSOLIDATED BALANCE SHEET

	AS AT END OF CURRENT PERIOD 31/3/2005	AS AT PRECEDING FINANCIAL YEAR END 30/9/2004
	RM'000	RM'000
Property, plant and equipment	2,389,876	2,352,652
Land held for property development	194,620	194,389
Associated companies	511,969	493,443
Other investments	147,792	94,579
Deferred tax assets	4,756	5,176
Intangible assets	19,246	19,060
Goodwill on consolidation	60,369	60,369
	3,328,628	3,219,668
Current assets		
Inventories	528,964	511,975
Trade and other receivables	576,769	507,965
Property development costs	28,766	20,489
Cash and cash equivalents	473,013	636,264
	1,607,512	1,676,693
Current liabilities		
Trade and other payables	308,844	332,023
Taxation	21,991	50,340
Borrowings	95,950	130,085
Finance leases	171	178
	426,956	512,626
Net current assets	1,180,556	1,164,067
	4,509,184	4,383,735
Share capital	712,516	712,516
Reserves	3,424,794	3,322,593
	4,137,310	4,035,109
Less : Cost of treasury shares	(13,447)	(13,447)
Shareholders' equity	4,123,863	4,021,662
Minority interests	139,480	137,894
Long term and deferred liabilities		
Deferred tax liabilities	169,309	158,662
Provision for retirement benefits	41,644	40,456
Borrowings	34,731	24,849
Finance leases	157	212
	245,841	224,179
	4,509,184	4,383,735
Net tangible assets per share (RM)	5.70	5.55

5. PLANTATION STATISTICS

			Six Months Ended	
			31/3/2005	31/3/2004
(a) PRODUCTION				
Oil palm	- Own production	(tonnes FFB)	1,077,546	996,488
	- Yield per hectare	(tonnes FFB)	10.99	10.74
Rubber	- Own production	('000 kg)	12,441	13,466
	- Yield per hectare	(kg)	788	839
(b) AREA STATEMENT AS AT 31 MARCH				
Total planted		(hectares)	141,451	140,035
Oil palm in harvesting		(hectares)	97,963	93,233
Rubber in tapping		(hectares)	15,568	15,871
(c) AVERAGE SELLING PRICES				
Refined palm products	- Ex-refinery	(per tonne)	RM1,459	RM1,657
Palm oil	- Ex-mill	(per tonne)	RM1,409	RM1,632
Palm kernel oil	- Ex-mill	(per tonne)	RM2,180	RM1,814
Palm kernel cake	- Ex-mill	(per tonne)	RM128	RM186
Palm kernel	- Ex-mill	(per tonne)	RM999	RM876
FFB	- Ex-estate	(per tonne)	RM272	RM338
Rubber	- Net of cess	(per kg)	517 sen	503 sen

6. DIVIDEND

An interim dividend of 6 sen (2004 : 6 sen) per share tax exempt has been declared by the Directors in respect of the financial year ending 30 September 2005 and will be paid on 9 August 2005 to shareholders registered on the Company's Register of Members as at 15 July 2005.

A Depositor with the Bursa Malaysia Depository shall qualify for entitlement to the dividend only in respect of :-

(a) Shares deposited into the Depositor's securities account before 12.30 p.m. on 13 July 2005 in respect of shares which are exempted from mandatory deposit;

(b) Shares transferred into the Depositor's securities account before 4.00 p.m. on 15 July 2005 in respect of transfers; and

(c) Shares bought on the Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of the Bursa Malaysia Securities Berhad.

7. QUARTERLY REPORT

The Group's Quarterly Report can be viewed at the Company's website, *www.klk.com.my* and the Bursa Malaysia Securities Berhad's website, *http://announcements.bursamalaysia.com/*.

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

Ipoh, Perak Darul Ridzuan,
Malaysia.

21 May 2005



KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

Unaudited Report to Shareholders for the half year ended 31 March 2005

KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

UNAUDITED REPORT TO SHAREHOLDERS FOR THE HALF YEAR ENDED 31 MARCH 2005

The unaudited report of the Group for the half year ended 31 March 2005 are detailed below.

1. SUMMARY OF GROUP RESULTS

	Six Months Ended		
	31/3/2005	31/3/2004	+/(-)
	RM'000	RM'000	%
REVENUE	1,966,378	1,926,810	2.1
Operating profit	287,499	307,539	(6.5)
Finance cost	(3,220)	(3,134)	2.7
Share of results of associated companies	17,649	23,068	(23.5)
PROFIT BEFORE TAXATION	**301,928**	**327,473**	**(7.8)**
Tax expense	(80,990)	(86,638)	(6.5)
PROFIT AFTER TAXATION	220,938	240,835	(8.3)
Minority interests	(1,302)	(11,709)	(88.9)
NET PROFIT FOR THE PERIOD	**219,636**	**229,126**	**(4.1)**
Earnings per share (sen)	30.94	32.27	

2. REVIEW OF PERFORMANCE

For the 6 months under review, the Group reported a pre-tax profit of RM301.9 million, a 7.8% decline when compared to the same period last year. The Group's results was affected by lower profits from the manufacturing and retailing sectors and reduced contribution from our associate, Yule Catto & Co plc. However, plantation profits improved with higher FFB crop and lower replanting expenditure.

3. CURRENT YEAR'S PROSPECTS

The Directors are of the opinion that the Group's results for the current financial year could be lower than the preceding year's earnings due to partly weaker palm oil prices.

4. CONSOLIDATED BALANCE SHEET

	AS AT END OF CURRENT PERIOD 31/3/2005	AS AT PRECEDING FINANCIAL YEAR END 30/9/2004
	RM'000	RM'000
Property, plant and equipment	2,389,876	2,352,652
Land held for property development	194,620	194,389
Associated companies	511,969	493,443
Other investments	147,792	94,579
Deferred tax assets	4,756	5,176
Intangible assets	19,246	19,060
Goodwill on consolidation	60,369	60,369
	3,328,628	3,219,668
Current assets		
Inventories	528,964	511,975
Trade and other receivables	576,769	507,965
Property development costs	28,766	20,489
Cash and cash equivalents	473,013	636,264
	1,607,512	1,676,693
Current liabilities		
Trade and other payables	308,844	332,023
Taxation	21,991	50,340
Borrowings	95,950	130,085
Finance leases	171	178
	426,956	512,626
Net current assets	1,180,556	1,164,067
	4,509,184	4,383,735
Share capital	712,516	712,516
Reserves	3,424,794	3,322,593
	4,137,310	4,035,109
Less : Cost of treasury shares	(13,447)	(13,447)
Shareholders' equity	4,123,863	4,021,662
Minority interests	139,480	137,894
Long term and deferred liabilities		
Deferred tax liabilities	169,309	158,662
Provision for retirement benefits	41,644	40,456
Borrowings	34,731	24,849
Finance leases	157	212
	245,841	224,179
	4,509,184	4,383,735
Net tangible assets per share (RM)	5.70	5.55

5. PLANTATION STATISTICS

			Six Months Ended	
			31/3/2005	31/3/2004
(a) PRODUCTION				
Oil palm	- Own production	(tonnes FFB)	1,077,546	996,488
	- Yield per hectare	(tonnes FFB)	10.99	10.74
Rubber	- Own production	('000 kg)	12,441	13,466
	- Yield per hectare	(kg)	788	839
(b) AREA STATEMENT AS AT 31 MARCH				
Total planted		(hectares)	141,451	140,035
Oil palm in harvesting		(hectares)	97,963	93,233
Rubber in tapping		(hectares)	15,568	15,871
(c) AVERAGE SELLING PRICES				
Refined palm products	- Ex-refinery	(per tonne)	RM1,459	RM1,657
Palm oil	- Ex-mill	(per tonne)	RM1,409	RM1,632
Palm kernel oil	- Ex-mill	(per tonne)	RM2,180	RM1,814
Palm kernel cake	- Ex-mill	(per tonne)	RM128	RM186
Palm kernel	- Ex-mill	(per tonne)	RM999	RM876
FFB	- Ex-estate	(per tonne)	RM272	RM338
Rubber	- Net of cess	(per kg)	517 sen	503 sen

6. DIVIDEND

An interim dividend of 6 sen (2004 : 6 sen) per share tax exempt has been declared by the Directors in respect of the financial year ending 30 September 2005 and will be paid on 9 August 2005 to shareholders registered on the Company's Register of Members as at 15 July 2005.

A Depositor with the Bursa Malaysia Depository shall qualify for entitlement to the dividend only in respect of :-

(a) Shares deposited into the Depositor's securities account before 12.30 p.m. on 13 July 2005 in respect of shares which are exempted from mandatory deposit;

(b) Shares transferred into the Depositor's securities account before 4.00 p.m. on 15 July 2005 in respect of transfers; and

(c) Shares bought on the Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of the Bursa Malaysia Securities Berhad.

7. QUARTERLY REPORT

The Group's Quarterly Report can be viewed at the Company's website, *www.klk.com.my* and the Bursa Malaysia Securities Berhad's website, *http://announcements.bursamalaysia.com/*.

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

Ipoh, Perak Darul Ridzuan,
Malaysia.

21 May 2005



KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

Unaudited Report to Shareholders for the half year ended 31 March 2005

KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

UNAUDITED REPORT TO SHAREHOLDERS FOR THE HALF YEAR ENDED 31 MARCH 2005

The unaudited report of the Group for the half year ended 31 March 2005 are detailed below.

1. SUMMARY OF GROUP RESULTS

	Six Months Ended		
	31/3/2005	31/3/2004	+/(-)
	RM'000	RM'000	%
REVENUE	1,966,378	1,926,810	2.1
Operating profit	287,499	307,539	(6.5)
Finance cost	(3,220)	(3,134)	2.7
Share of results of associated companies	17,649	23,068	(23.5)
PROFIT BEFORE TAXATION	**301,928**	**327,473**	**(7.8)**
Tax expense	(80,990)	(86,638)	(6.5)
PROFIT AFTER TAXATION	220,938	240,835	(8.3)
Minority interests	(1,302)	(11,709)	(88.9)
NET PROFIT FOR THE PERIOD	**219,636**	**229,126**	**(4.1)**
Earnings per share (sen)	30.94	32.27	

2. REVIEW OF PERFORMANCE

For the 6 months under review, the Group reported a pre-tax profit of RM301.9 million, a 7.8% decline when compared to the same period last year. The Group's results was affected by lower profits from the manufacturing and retailing sectors and reduced contribution from our associate, Yule Catto & Co plc. However, plantation profits improved with higher FFB crop and lower replanting expenditure.

3. CURRENT YEAR'S PROSPECTS

The Directors are of the opinion that the Group's results for the current financial year could be lower than the preceding year's earnings due to partly weaker palm oil prices.

4. CONSOLIDATED BALANCE SHEET

	AS AT END OF CURRENT PERIOD 31/3/2005	AS AT PRECEDING FINANCIAL YEAR END 30/9/2004
	RM'000	RM'000
Property, plant and equipment	2,389,876	2,352,652
Land held for property development	194,620	194,389
Associated companies	511,969	493,443
Other investments	147,792	94,579
Deferred tax assets	4,756	5,176
Intangible assets	19,246	19,060
Goodwill on consolidation	60,369	60,369
	3,328,628	3,219,668
Current assets		
Inventories	528,964	511,975
Trade and other receivables	576,769	507,965
Property development costs	28,766	20,489
Cash and cash equivalents	473,013	636,264
	1,607,512	1,676,693
Current liabilities		
Trade and other payables	308,844	332,023
Taxation	21,991	50,340
Borrowings	95,950	130,085
Finance leases	171	178
	426,956	512,626
Net current assets	1,180,556	1,164,067
	4,509,184	4,383,735
Share capital	712,516	712,516
Reserves	3,424,794	3,322,593
	4,137,310	4,035,109
Less : Cost of treasury shares	(13,447)	(13,447)
Shareholders' equity	4,123,863	4,021,662
Minority interests	139,480	137,894
Long term and deferred liabilities		
Deferred tax liabilities	169,309	158,662
Provision for retirement benefits	41,644	40,456
Borrowings	34,731	24,849
Finance leases	157	212
	245,841	224,179
	4,509,184	4,383,735
Net tangible assets per share (RM)	5.70	5.55

5. PLANTATION STATISTICS

			Six Months Ended	
			31/3/2005	31/3/2004
(a) PRODUCTION				
Oil palm	- Own production	(tonnes FFB)	1,077,546	996,488
	- Yield per hectare	(tonnes FFB)	10.99	10.74
Rubber	- Own production	('000 kg)	12,441	13,466
	- Yield per hectare	(kg)	788	839
(b) AREA STATEMENT AS AT 31 MARCH				
Total planted		(hectares)	141,451	140,035
Oil palm in harvesting		(hectares)	97,963	93,233
Rubber in tapping		(hectares)	15,568	15,871
(c) AVERAGE SELLING PRICES				
Refined palm products	- Ex-refinery	(per tonne)	RM1,459	RM1,657
Palm oil	- Ex-mill	(per tonne)	RM1,409	RM1,632
Palm kernel oil	- Ex-mill	(per tonne)	RM2,180	RM1,814
Palm kernel cake	- Ex-mill	(per tonne)	RM128	RM186
Palm kernel	- Ex-mill	(per tonne)	RM999	RM876
FFB	- Ex-estate	(per tonne)	RM272	RM338
Rubber	- Net of cess	(per kg)	517 sen	503 sen

6. DIVIDEND

An interim dividend of 6 sen (2004 : 6 sen) per share tax exempt has been declared by the Directors in respect of the financial year ending 30 September 2005 and will be paid on 9 August 2005 to shareholders registered on the Company's Register of Members as at 15 July 2005.

A Depositor with the Bursa Malaysia Depository shall qualify for entitlement to the dividend only in respect of :-

(a) Shares deposited into the Depositor's securities account before 12.30 p.m. on 13 July 2005 in respect of shares which are exempted from mandatory deposit;

(b) Shares transferred into the Depositor's securities account before 4.00 p.m. on 15 July 2005 in respect of transfers; and

(c) Shares bought on the Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of the Bursa Malaysia Securities Berhad.

7. QUARTERLY REPORT

The Group's Quarterly Report can be viewed at the Company's website, *www.klk.com.my* and the Bursa Malaysia Securities Berhad's website, *http://announcements.bursamalaysia.com/*.

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

Ipoh, Perak Darul Ridzuan,
Malaysia.

21 May 2005



KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

Unaudited Report to Shareholders for the half year ended 31 March 2005

KUALA LUMPUR KEPONG BERHAD

(15043-V)

(Incorporated in Malaysia)

UNAUDITED REPORT TO SHAREHOLDERS FOR THE HALF YEAR ENDED 31 MARCH 2005

The unaudited report of the Group for the half year ended 31 March 2005 are detailed below.

1. **SUMMARY OF GROUP RESULTS**

	Six Months Ended		
	31/3/2005	31/3/2004	+/(-)
	RM'000	RM'000	%
REVENUE	1,966,378	1,926,810	2.1
Operating profit	287,499	307,539	(6.5)
Finance cost	(3,220)	(3,134)	2.7
Share of results of associated companies	17,649	23,068	(23.5)
PROFIT BEFORE TAXATION	**301,928**	**327,473**	**(7.8)**
Tax expense	(80,990)	(86,638)	(6.5)
PROFIT AFTER TAXATION	220,938	240,835	(8.3)
Minority interests	(1,302)	(11,709)	(88.9)
NET PROFIT FOR THE PERIOD	**219,636**	**229,126**	**(4.1)**
Earnings per share (sen)	30.94	32.27	

2. **REVIEW OF PERFORMANCE**

For the 6 months under review, the Group reported a pre-tax profit of RM301.9 million, a 7.8% decline when compared to the same period last year. The Group's results was affected by lower profits from the manufacturing and retailing sectors and reduced contribution from our associate, Yule Catto & Co plc. However, plantation profits improved with higher FFB crop and lower replanting expenditure.

3. **CURRENT YEAR'S PROSPECTS**

The Directors are of the opinion that the Group's results for the current financial year could be lower than the preceding year's earnings due to partly weaker palm oil prices.

4. CONSOLIDATED BALANCE SHEET

	AS AT END OF CURRENT PERIOD 31/3/2005	AS AT PRECEDING FINANCIAL YEAR END 30/9/2004
	RM'000	RM'000
Property, plant and equipment	2,389,876	2,352,652
Land held for property development	194,620	194,389
Associated companies	511,969	493,443
Other investments	147,792	94,579
Deferred tax assets	4,756	5,176
Intangible assets	19,246	19,060
Goodwill on consolidation	60,369	60,369
	3,328,628	3,219,668
Current assets		
Inventories	528,964	511,975
Trade and other receivables	576,769	507,965
Property development costs	28,766	20,489
Cash and cash equivalents	473,013	636,264
	1,607,512	1,676,693
Current liabilities		
Trade and other payables	308,844	332,023
Taxation	21,991	50,340
Borrowings	95,950	130,085
Finance leases	171	178
	426,956	512,626
Net current assets	1,180,556	1,164,067
	4,509,184	4,383,735
Share capital	712,516	712,516
Reserves	3,424,794	3,322,593
	4,137,310	4,035,109
Less : Cost of treasury shares	(13,447)	(13,447)
Shareholders' equity	4,123,863	4,021,662
Minority interests	139,480	137,894
Long term and deferred liabilities		
Deferred tax liabilities	169,309	158,662
Provision for retirement benefits	41,644	40,456
Borrowings	34,731	24,849
Finance leases	157	212
	245,841	224,179
	4,509,184	4,383,735
Net tangible assets per share (RM)	5.70	5.55

5. PLANTATION STATISTICS

		Six Months Ended 31/3/2005	Six Months Ended 31/3/2004
(a) PRODUCTION			
Oil palm - Own production	(tonnes FFB)	1,077,546	996,488
- Yield per hectare	(tonnes FFB)	10.99	10.74
Rubber - Own production	('000 kg)	12,441	13,466
- Yield per hectare	(kg)	788	839
(b) AREA STATEMENT AS AT 31 MARCH			
Total planted	(hectares)	141,451	140,035
Oil palm in harvesting	(hectares)	97,963	93,233
Rubber in tapping	(hectares)	15,568	15,871
(c) AVERAGE SELLING PRICES			
Refined palm products - Ex-refinery	(per tonne)	RM1,459	RM1,657
Palm oil - Ex-mill	(per tonne)	RM1,409	RM1,632
Palm kernel oil - Ex-mill	(per tonne)	RM2,180	RM1,814
Palm kernel cake - Ex-mill	(per tonne)	RM128	RM186
Palm kernel - Ex-mill	(per tonne)	RM999	RM876
FFB - Ex-estate	(per tonne)	RM272	RM338
Rubber - Net of cess	(per kg)	517 sen	503 sen

6. DIVIDEND

An interim dividend of 6 sen (2004 : 6 sen) per share tax exempt has been declared by the Directors in respect of the financial year ending 30 September 2005 and will be paid on 9 August 2005 to shareholders registered on the Company's Register of Members as at 15 July 2005.

A Depositor with the Bursa Malaysia Depository shall qualify for entitlement to the dividend only in respect of :-

(a) Shares deposited into the Depositor's securities account before 12.30 p.m. on 13 July 2005 in respect of shares which are exempted from mandatory deposit;

(b) Shares transferred into the Depositor's securities account before 4.00 p.m. on 15 July 2005 in respect of transfers; and

(c) Shares bought on the Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of the Bursa Malaysia Securities Berhad.

7. QUARTERLY REPORT

The Group's Quarterly Report can be viewed at the Company's website, *www.klk.com.my* and the Bursa Malaysia Securities Berhad's website, *http://announcements.bursamalaysia.com/*.

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

Ipoh, Perak Darul Ridzuan,
Malaysia.

21 May 2005



KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

Unaudited Report to Shareholders for the half year ended 31 March 2005

KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

UNAUDITED REPORT TO SHAREHOLDERS FOR THE HALF YEAR ENDED 31 MARCH 2005

The unaudited report of the Group for the half year ended 31 March 2005 are detailed below.

1. SUMMARY OF GROUP RESULTS

	Six Months Ended		
	31/3/2005	31/3/2004	+/(-)
	RM'000	RM'000	%
REVENUE	1,966,378	1,926,810	2.1
Operating profit	287,499	307,539	(6.5)
Finance cost	(3,220)	(3,134)	2.7
Share of results of associated companies	17,649	23,068	(23.5)
PROFIT BEFORE TAXATION	**301,928**	**327,473**	**(7.8)**
Tax expense	(80,990)	(86,638)	(6.5)
PROFIT AFTER TAXATION	220,938	240,835	(8.3)
Minority interests	(1,302)	(11,709)	(88.9)
NET PROFIT FOR THE PERIOD	**219,636**	**229,126**	**(4.1)**
Earnings per share (sen)	30.94	32.27	

2. REVIEW OF PERFORMANCE

For the 6 months under review, the Group reported a pre-tax profit of RM301.9 million, a 7.8% decline when compared to the same period last year. The Group's results was affected by lower profits from the manufacturing and retailing sectors and reduced contribution from our associate, Yule Catto & Co plc. However, plantation profits improved with higher FFB crop and lower replanting expenditure.

3. CURRENT YEAR'S PROSPECTS

The Directors are of the opinion that the Group's results for the current financial year could be lower than the preceding year's earnings due to partly weaker palm oil prices.

4. CONSOLIDATED BALANCE SHEET

	AS AT END OF CURRENT PERIOD 31/3/2005	AS AT PRECEDING FINANCIAL YEAR END 30/9/2004
	RM'000	RM'000
Property, plant and equipment	2,389,876	2,352,652
Land held for property development	194,620	194,389
Associated companies	511,969	493,443
Other investments	147,792	94,579
Deferred tax assets	4,756	5,176
Intangible assets	19,246	19,060
Goodwill on consolidation	60,369	60,369
	3,328,628	3,219,668
Current assets		
Inventories	528,964	511,975
Trade and other receivables	576,769	507,965
Property development costs	28,766	20,489
Cash and cash equivalents	473,013	636,264
	1,607,512	1,676,693
Current liabilities		
Trade and other payables	308,844	332,023
Taxation	21,991	50,340
Borrowings	95,950	130,085
Finance leases	171	178
	426,956	512,626
Net current assets	1,180,556	1,164,067
	4,509,184	4,383,735
Share capital	712,516	712,516
Reserves	3,424,794	3,322,593
	4,137,310	4,035,109
Less : Cost of treasury shares	(13,447)	(13,447)
Shareholders' equity	4,123,863	4,021,662
Minority interests	139,480	137,894
Long term and deferred liabilities		
Deferred tax liabilities	169,309	158,662
Provision for retirement benefits	41,644	40,456
Borrowings	34,731	24,849
Finance leases	157	212
	245,841	224,179
	4,509,184	4,383,735
Net tangible assets per share (RM)	5.70	5.55

5. PLANTATION STATISTICS

			Six Months Ended	
			31/3/2005	31/3/2004
(a) PRODUCTION				
Oil palm	- Own production	(tonnes FFB)	1,077,546	996,488
	- Yield per hectare	(tonnes FFB)	10.99	10.74
Rubber	- Own production	('000 kg)	12,441	13,466
	- Yield per hectare	(kg)	788	839
(b) AREA STATEMENT AS AT 31 MARCH				
Total planted		(hectares)	141,451	140,035
Oil palm in harvesting		(hectares)	97,963	93,233
Rubber in tapping		(hectares)	15,568	15,871
(c) AVERAGE SELLING PRICES				
Refined palm products	- Ex-refinery	(per tonne)	RM1,459	RM1,657
Palm oil	- Ex-mill	(per tonne)	RM1,409	RM1,632
Palm kernel oil	- Ex-mill	(per tonne)	RM2,180	RM1,814
Palm kernel cake	- Ex-mill	(per tonne)	RM128	RM186
Palm kernel	- Ex-mill	(per tonne)	RM999	RM876
FFB	- Ex-estate	(per tonne)	RM272	RM338
Rubber	- Net of cess	(per kg)	517 sen	503 sen

6. DIVIDEND

An interim dividend of 6 sen (2004 : 6 sen) per share tax exempt has been declared by the Directors in respect of the financial year ending 30 September 2005 and will be paid on 9 August 2005 to shareholders registered on the Company's Register of Members as at 15 July 2005.

A Depositor with the Bursa Malaysia Depository shall qualify for entitlement to the dividend only in respect of :-

(a) Shares deposited into the Depositor's securities account before 12.30 p.m. on 13 July 2005 in respect of shares which are exempted from mandatory deposit;

(b) Shares transferred into the Depositor's securities account before 4.00 p.m. on 15 July 2005 in respect of transfers; and

(c) Shares bought on the Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of the Bursa Malaysia Securities Berhad.

7. QUARTERLY REPORT

The Group's Quarterly Report can be viewed at the Company's website, *www.klk.com.my* and the Bursa Malaysia Securities Berhad's website, *http://announcements.bursamalaysia.com/*.

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

Ipoh, Perak Darul Ridzuan,
Malaysia.

21 May 2005



KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

Unaudited Report to Shareholders for the half year ended 31 March 2005

KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

UNAUDITED REPORT TO SHAREHOLDERS FOR THE HALF YEAR ENDED 31 MARCH 2005

The unaudited report of the Group for the half year ended 31 March 2005 are detailed below.

1. SUMMARY OF GROUP RESULTS

	Six Months Ended		
	31/3/2005	31/3/2004	+/(-)
	RM'000	RM'000	%
REVENUE	1,966,378	1,926,810	2.1
Operating profit	287,499	307,539	(6.5)
Finance cost	(3,220)	(3,134)	2.7
Share of results of associated companies	17,649	23,068	(23.5)
PROFIT BEFORE TAXATION	**301,928**	**327,473**	**(7.8)**
Tax expense	(80,990)	(86,638)	(6.5)
PROFIT AFTER TAXATION	220,938	240,835	(8.3)
Minority interests	(1,302)	(11,709)	(88.9)
NET PROFIT FOR THE PERIOD	**219,636**	**229,126**	**(4.1)**
Earnings per share (sen)	30.94	32.27	

2. REVIEW OF PERFORMANCE

For the 6 months under review, the Group reported a pre-tax profit of RM301.9 million, a 7.8% decline when compared to the same period last year. The Group's results was affected by lower profits from the manufacturing and retailing sectors and reduced contribution from our associate, Yule Catto & Co plc. However, plantation profits improved with higher FFB crop and lower replanting expenditure.

3. CURRENT YEAR'S PROSPECTS

The Directors are of the opinion that the Group's results for the current financial year could be lower than the preceding year's earnings due to partly weaker palm oil prices.

4. CONSOLIDATED BALANCE SHEET

	AS AT END OF CURRENT PERIOD 31/3/2005	AS AT PRECEDING FINANCIAL YEAR END 30/9/2004
	RM'000	RM'000
Property, plant and equipment	2,389,876	2,352,652
Land held for property development	194,620	194,389
Associated companies	511,969	493,443
Other investments	147,792	94,579
Deferred tax assets	4,756	5,176
Intangible assets	19,246	19,060
Goodwill on consolidation	60,369	60,369
	3,328,628	3,219,668
Current assets		
Inventories	528,964	511,975
Trade and other receivables	576,769	507,965
Property development costs	28,766	20,489
Cash and cash equivalents	473,013	636,264
	1,607,512	1,676,693
Current liabilities		
Trade and other payables	308,844	332,023
Taxation	21,991	50,340
Borrowings	95,950	130,085
Finance leases	171	178
	426,956	512,626
Net current assets	1,180,556	1,164,067
	4,509,184	4,383,735
Share capital	712,516	712,516
Reserves	3,424,794	3,322,593
	4,137,310	4,035,109
Less : Cost of treasury shares	(13,447)	(13,447)
Shareholders' equity	4,123,863	4,021,662
Minority interests	139,480	137,894
Long term and deferred liabilities		
Deferred tax liabilities	169,309	158,662
Provision for retirement benefits	41,644	40,456
Borrowings	34,731	24,849
Finance leases	157	212
	245,841	224,179
	4,509,184	4,383,735
Net tangible assets per share (RM)	5.70	5.55

5. **PLANTATION STATISTICS**

			Six Months Ended	
			31/3/2005	31/3/2004
(a) PRODUCTION				
Oil palm	- Own production	(tonnes FFB)	1,077,546	996,488
	- Yield per hectare	(tonnes FFB)	10.99	10.74
Rubber	- Own production	('000 kg)	12,441	13,466
	- Yield per hectare	(kg)	788	839
(b) AREA STATEMENT AS AT 31 MARCH				
Total planted		(hectares)	141,451	140,035
Oil palm in harvesting		(hectares)	97,963	93,233
Rubber in tapping		(hectares)	15,568	15,871
(c) AVERAGE SELLING PRICES				
Refined palm products	- Ex-refinery	(per tonne)	RM1,459	RM1,657
Palm oil	- Ex-mill	(per tonne)	RM1,409	RM1,632
Palm kernel oil	- Ex-mill	(per tonne)	RM2,180	RM1,814
Palm kernel cake	- Ex-mill	(per tonne)	RM128	RM186
Palm kernel	- Ex-mill	(per tonne)	RM999	RM876
FFB	- Ex-estate	(per tonne)	RM272	RM338
Rubber	- Net of cess	(per kg)	517 sen	503 sen

6. **DIVIDEND**

An interim dividend of 6 sen (2004 : 6 sen) per share tax exempt has been declared by the Directors in respect of the financial year ending 30 September 2005 and will be paid on 9 August 2005 to shareholders registered on the Company's Register of Members as at 15 July 2005.

A Depositor with the Bursa Malaysia Depository shall qualify for entitlement to the dividend only in respect of :-

(a) Shares deposited into the Depositor's securities account before 12.30 p.m. on 13 July 2005 in respect of shares which are exempted from mandatory deposit;

(b) Shares transferred into the Depositor's securities account before 4.00 p.m. on 15 July 2005 in respect of transfers; and

(c) Shares bought on the Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of the Bursa Malaysia Securities Berhad.

7. **QUARTERLY REPORT**

The Group's Quarterly Report can be viewed at the Company's website, *www.klk.com.my* and the Bursa Malaysia Securities Berhad's website, *http://announcements.bursamalaysia.com/*.

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

Ipoh, Perak Darul Ridzuan,
Malaysia.

21 May 2005



KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

Unaudited Report to Shareholders
for the half year ended 31 March 2005

KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

UNAUDITED REPORT TO SHAREHOLDERS FOR THE HALF YEAR ENDED 31 MARCH 2005

The unaudited report of the Group for the half year ended 31 March 2005 are detailed below.

1. SUMMARY OF GROUP RESULTS

	Six Months Ended		
	31/3/2005	31/3/2004	+/(-)
	RM'000	RM'000	%
REVENUE	1,966,378	1,926,810	2.1
Operating profit	287,499	307,539	(6.5)
Finance cost	(3,220)	(3,134)	2.7
Share of results of associated companies	17,649	23,068	(23.5)
PROFIT BEFORE TAXATION	**301,928**	**327,473**	**(7.8)**
Tax expense	(80,990)	(86,638)	(6.5)
PROFIT AFTER TAXATION	220,938	240,835	(8.3)
Minority interests	(1,302)	(11,709)	(88.9)
NET PROFIT FOR THE PERIOD	**219,636**	**229,126**	**(4.1)**
Earnings per share (sen)	30.94	32.27	

2. REVIEW OF PERFORMANCE

For the 6 months under review, the Group reported a pre-tax profit of RM301.9 million, a 7.8% decline when compared to the same period last year. The Group's results was affected by lower profits from the manufacturing and retailing sectors and reduced contribution from our associate, Yule Catto & Co plc. However, plantation profits improved with higher FFB crop and lower replanting expenditure.

3. CURRENT YEAR'S PROSPECTS

The Directors are of the opinion that the Group's results for the current financial year could be lower than the preceding year's earnings due to partly weaker palm oil prices.

4. CONSOLIDATED BALANCE SHEET

	AS AT END OF CURRENT PERIOD 31/3/2005	AS AT PRECEDING FINANCIAL YEAR END 30/9/2004
	RM'000	RM'000
Property, plant and equipment	2,389,876	2,352,652
Land held for property development	194,620	194,389
Associated companies	511,969	493,443
Other investments	147,792	94,579
Deferred tax assets	4,756	5,176
Intangible assets	19,246	19,060
Goodwill on consolidation	60,369	60,369
	3,328,628	3,219,668
Current assets		
Inventories	528,964	511,975
Trade and other receivables	576,769	507,965
Property development costs	28,766	20,489
Cash and cash equivalents	473,013	636,264
	1,607,512	1,676,693
Current liabilities		
Trade and other payables	308,844	332,023
Taxation	21,991	50,340
Borrowings	95,950	130,085
Finance leases	171	178
	426,956	512,626
Net current assets	1,180,556	1,164,067
	4,509,184	4,383,735
Share capital	712,516	712,516
Reserves	3,424,794	3,322,593
	4,137,310	4,035,109
Less : Cost of treasury shares	(13,447)	(13,447)
Shareholders' equity	4,123,863	4,021,662
Minority interests	139,480	137,894
Long term and deferred liabilities		
Deferred tax liabilities	169,309	158,662
Provision for retirement benefits	41,644	40,456
Borrowings	34,731	24,849
Finance leases	157	212
	245,841	224,179
	4,509,184	4,383,735
Net tangible assets per share (RM)	5.70	5.55

5. PLANTATION STATISTICS

		Six Months Ended	
		31/3/2005	31/3/2004
(a) PRODUCTION			
Oil palm - Own production	(tonnes FFB)	1,077,546	996,488
- Yield per hectare	(tonnes FFB)	10.99	10.74
Rubber - Own production	('000 kg)	12,441	13,466
- Yield per hectare	(kg)	788	839
(b) AREA STATEMENT AS AT 31 MARCH			
Total planted	(hectares)	141,451	140,035
Oil palm in harvesting	(hectares)	97,963	93,233
Rubber in tapping	(hectares)	15,568	15,871
(c) AVERAGE SELLING PRICES			
Refined palm products - Ex-refinery	(per tonne)	RM1,459	RM1,657
Palm oil - Ex-mill	(per tonne)	RM1,409	RM1,632
Palm kernel oil - Ex-mill	(per tonne)	RM2,180	RM1,814
Palm kernel cake - Ex-mill	(per tonne)	RM128	RM186
Palm kernel - Ex-mill	(per tonne)	RM999	RM876
FFB - Ex-estate	(per tonne)	RM272	RM338
Rubber - Net of cess	(per kg)	517 sen	503 sen

6. DIVIDEND

An interim dividend of 6 sen (2004 : 6 sen) per share tax exempt has been declared by the Directors in respect of the financial year ending 30 September 2005 and will be paid on 9 August 2005 to shareholders registered on the Company's Register of Members as at 15 July 2005.

A Depositor with the Bursa Malaysia Depository shall qualify for entitlement to the dividend only in respect of :-

(a) Shares deposited into the Depositor's securities account before 12.30 p.m. on 13 July 2005 in respect of shares which are exempted from mandatory deposit;

(b) Shares transferred into the Depositor's securities account before 4.00 p.m. on 15 July 2005 in respect of transfers; and

(c) Shares bought on the Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of the Bursa Malaysia Securities Berhad.

7. QUARTERLY REPORT

The Group's Quarterly Report can be viewed at the Company's website, *www.klk.com.my* and the Bursa Malaysia Securities Berhad's website, *http://announcements.bursamalaysia.com/*.

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

Ipoh, Perak Darul Ridzuan,
Malaysia.

21 May 2005